Page 1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

================================================================================

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           U.S. Helicopter Corporation
                           ---------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   90342H 10 0
                                   -----------
                                 (CUSIP Number)

                            Steven S. Goldstein, Esq.
                             Yorkville Advisors, LLC
                          101 Hudson Street, Suite 3700
                          Jersey City, New Jersey 07302
                                 (201) 985-8300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy To:

                              Eric M. Hansen, Esq.
                          101 Hudson Street, Suite 3700
                          Jersey City, New Jersey 07302
                                 (201) 985-8300

                                 August 9, 2006
                                 --------------

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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                                                                          Page 2

                                  SCHEDULE 13D

-----------------------    -----------------------------------------------------
1                          NAME OF REPORTING PERSONS
                           Cornell Capital Partners LP
-----------------------    -----------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [   ]
                                                                       (b) [   ]
-----------------------    -----------------------------------------------------
3                          SEC USE ONLY

-----------------------    -----------------------------------------------------
4                          SOURCE OF FUNDS

                           WC
-----------------------    -----------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )

-----------------------    -----------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware
-----------------------    -----------------------------------------------------
NUMBER OF SHARES           7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                    -0-
WITH
                           -----------------------------------------------------
                           8             SHARED VOTING POWER

                           -----------------------------------------------------
                           9             SOLE DISPOSITIVE POWER
                                         -0-
                           -----------------------------------------------------
                           10            SHARED DISPOSITIVE POWER

-----------------------    -----------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           -0-
-----------------------    -----------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES             (  )

-----------------------    -----------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           0.00%
-----------------------    -----------------------------------------------------
14                         TYPE OF REPORTING PERSON

                           PN
-----------------------    -----------------------------------------------------

-----------------------    -----------------------------------------------------
1                          NAME OF REPORTING PERSONS
                           Yorkville Advisors, LLC
-----------------------    -----------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [   ]
                                                                       (b) [   ]
-----------------------    -----------------------------------------------------
3                          SEC USE ONLY

-----------------------    -----------------------------------------------------
4                          SOURCE OF FUNDS

                           WC
-----------------------    -----------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )

-----------------------    -----------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware
-----------------------    -----------------------------------------------------
NUMBER OF SHARES           7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                    -0-
WITH
                           -----------------------------------------------------
                           8             SHARED VOTING POWER
                                         -0-
                           -----------------------------------------------------
                           9             SOLE DISPOSITIVE POWER
                                         -0-
                           -----------------------------------------------------
                           10            SHARED DISPOSITIVE POWER
                                         -0-
-----------------------    -----------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           -0-
-----------------------    -----------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES             (  )

-----------------------    -----------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           0.00%
-----------------------    -----------------------------------------------------
14                         TYPE OF REPORTING PERSON

                           PN
-----------------------    -----------------------------------------------------

-----------------------    -----------------------------------------------------
1                          NAME OF REPORTING PERSONS
                           Mark Angelo
-----------------------    -----------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [   ]
                                                                       (b) [   ]
-----------------------    -----------------------------------------------------
3                          SEC USE ONLY

-----------------------    -----------------------------------------------------
4                          SOURCE OF FUNDS

                           OO
-----------------------    -----------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )

-----------------------    -----------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States
-----------------------    -----------------------------------------------------
NUMBER OF SHARES           7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                    -0-
WITH
                           -----------------------------------------------------
                           8             SHARED VOTING POWER
                                         -0-
                           -----------------------------------------------------
                           9             SOLE DISPOSITIVE POWER
                                         -0-
                           -----------------------------------------------------
                           10            SHARED DISPOSITIVE POWER
                                         -0-
-----------------------    -----------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           -0-
-----------------------    -----------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES             (  )

-----------------------    -----------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           0.00%
-----------------------    -----------------------------------------------------
14                         TYPE OF REPORTING PERSON

                           IN
-----------------------    -----------------------------------------------------

Item 1.  Security and Issuer.

         This Amendment No. 2 amends and supplements the items of Schedule 13D, originally filed by the undersigned with the Securities and Exchange Commission on March 7, 2006 and August 8, 2006 (together, the "Schedule 13D") as reflected below. The class of equity securities to which this Amendment to Schedule 13D relates is the shares of common stock, $0.01 par value per share (the "Common Stock"), of U.S. Helicopter Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 6 East River Piers, Suite 216, Downtown Manhattan Heliport, New York, NY 10004.

Item 2.  Identity and Background.

         This statement is being filed on behalf of Cornell Capital Partners, LP ("Cornell"), a Delaware limited partnership, Yorkville Advisors, LLC ("Yorkville"), a Delaware limited liability company, and Mr. Mark Angelo, the President of Yorkville.

         Cornell is a private equity fund whose activities are comprised nearly exclusively of investing in publicly-traded securities and instruments convertible into publicly-traded securities. Yorkville is the general partner of, and investment advisor to, Cornell. Mr. Angelo, a citizen of the United States, is the portfolio manager of Cornell and the President of Yorkville. The principal place of business of Cornell, Yorkville, and Mr. Angelo is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302.

         During the last five years prior to the date hereof, neither Cornell, Yorkville, or Mr. Angelo has been convicted in a criminal proceeding or been a party to a criminal proceeding ending in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended to include the following:

         On July 10, 2006 Cornell entered into a Stock Sale Agreement with Al-Deera Holding Co., KSCC ("Al-Deera") to sell Al-Deera One Million Six Hundred Seventy Four Thousand Nine Hundred Thirty Six (1,653,436) shares at a net price of $1.20 per share, and Cornell transferred the shares to Al-Deera on July 31, 2006. The Reporting Persons holdings have been reduced such that they no longer have an obligation under this Rule.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended to include the following:

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                                                                          Page 6

         On July 10, 2006 Cornell, in the ordinary course of its business, and as the owner of 1,653,436 Common Shares entered into a Stock Sale Agreement to sell such Common Shares to Al-Deera Holding Co. KSCC, which were transferred to Al-Deera on July 31, 2006.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended to include the following:

         (a)-(b) As of July 31, 2006, Cornell, was the beneficial owner of less than 5% of the Issuer's Common Stock. Yorkville, the general partner of Cornell, and Mr. Angelo, as the President of Yorkville, may be deemed the beneficial owner of the same shares.(1) Any beneficial ownership attributed to the Reporting Persons is the result of Cornell's ownership of convertible debentures in the Issuer. Such beneficial ownership is less than 5% and therefore the Reporting Persons have no further obligation under this Rule.

         (c) On July 10, 2006 Cornell entered into a Stock Sale Agreement with Al-Deera Holding Co., KSCC to sell 1,653,436 shares at a net price of $1.20 per share, and Cornell transferred the shares to Al-Deera on July 31, 2006. In addition, Cornell sold the following shares in the open market on the dates set forth below:

 Date      Trans     Qty            Description             Symbol    Price     Amount
 ----      -----    -----           -----------             ------    -----     ------
7/5/06      SELL    2,500    U S HELICOPTER CORPORATION      USHP      1.24    3,074.90
5/30/06     SELL    1,000    U S HELICOPTER CORPORATION      USHP      1.01      997.96
5/26/06     SELL    1,000    U S HELICOPTER CORPORATION      USHP      1.02    1,010.96
5/25/06     SELL    1,000    U S HELICOPTER CORPORATION      USHP      0.99      981.96
5/24/06     SELL    1,000    U S HELICOPTER CORPORATION      USHP         1      988.96
5/23/06     SELL    1,000    U S HELICOPTER CORPORATION      USHP     1.025    1,023.96
5/22/06     SELL    1,000    U S HELICOPTER CORPORATION      USHP      1.06    1,048.96
5/19/06     SELL    1,000    U S HELICOPTER CORPORATION      USHP     1.205    1,183.96
5/18/06     SELL    1,000    U S HELICOPTER CORPORATION      USHP    1.3288    1,303.75
5/17/06     SELL    1,000    U S HELICOPTER CORPORATION      USHP     1.425    1,423.95
5/16/06     SELL    1,000    U S HELICOPTER CORPORATION      USHP       1.5    1,483.95
5/15/06     SELL    1,000    U S HELICOPTER CORPORATION      USHP       1.5    1,498.95
5/12/06     SELL    1,000    U S HELICOPTER CORPORATION      USHP       1.5    1,498.95
5/11/06     SELL    1,000    U S HELICOPTER CORPORATION      USHP       1.5    1,498.95
5/10/06     SELL    1,000    U S HELICOPTER CORPORATION      USHP      1.40     1,40.00
5/09/06     SELL    1,000    U S HELICOPTER CORPORATION      USHP      1.40    1,400.00
5/08/06     SELL    1,000    U S HELICOPTER CORPORATION      USHP      1.40    1,400.00
5/05/06     SELL    1,000    U S HELICOPTER CORPORATION      USHP      1.48    1,480.00
5/04/06     SELL    1,000    U S HELICOPTER CORPORATION      USHP      1.45    1,450.00
5/04/06     SELL    1,000    U S HELICOPTER CORPORATION      USHP      1.68    1,680.00

----------
(1) Yorkville and Mr. Angelo each disclaim beneficial ownership of the securities and this report shall not be deemed an admission that either is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.

         Accordingly, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Shares on July 31, 2006.

Item 6. Contract, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Item 6 is hereby amended to include the following:

         On July 10, 2006 Cornell entered into a Stock Sale Agreement with Al-Deera Holding Co. KSCC to sell 1,653,436 shares of Common Stock at a net price of $1.20 per share, and effectuated the stock sales pursuant to the Stock Sale Agreement on July 31, 2006.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 9, 2006             REPORTING PERSONS:
                                   -----------------

                                   CORNELL CAPITAL PARTNERS, LP

                                   By:  Yorkville Advisors, LLC
                                   Its: General Partner


                                   By: /s/ Mark Angelo
                                       ------------------------
                                   Name: Mark Angelo
                                   Its: Portfolio Manager


                                   YORKVILLE ADVISORS, LLC


                                   By: /s/ Mark Angelo
                                       ------------------------
                                   Name: Mark Angelo
                                   Its: Portfolio Manager


                                   /s/ Mark Angelo
                                   ----------------------------
                                   MARK ANGELO

                             JOINT FILING AGREEMENT
                             ----------------------

         In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $0.01 par value per share, of U.S. Helicopter Corporation, a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of August 9, 2006.

                                           REPORTING PERSONS:
                                           -----------------

                                           CORNELL CAPITAL PARTNERS, LP

                                           By:  Yorkville Advisors, LLC
                                           Its: General Partner


                                           By: /s/ Mark Angelo
                                               ------------------------
                                           Name: Mark Angelo
                                           Its: Portfolio Manager


                                           YORKVILLE ADVISORS, LLC


                                           By: /s/ Mark Angelo
                                               ------------------------
                                           Name: Mark Angelo
                                           Its: Portfolio Manager


                                           /s/ Mark Angelo
                                           ----------------------------
                                           MARK ANGELO